07022017

RECEIVED
2007 MAR 22 A 11:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

Stockholm, Sweden, March 20, 2007

SUPPL

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, marked with the above stated number:

- Change to the Board of Atlas Copco AB

Atlas Copco AB
Corporate Communications

Ylva Thornander Jonsson

PROCESSED
MAR 23 2007
THOMSON FINANCIAL

Sent by DHL 478 6243 350

dw 3/22

Press Release from the Atlas Copco Group

For further information please contact:
Hans Sandberg, Senior Vice President General Counsel
+46 (0)8 743 90 41 or +46 (0)70 319 9041
Daniel Frykholm, Media Relations Manager
+46 (0)8 743 8060 or +46 (0)70 865 8060

Change to the Board of Atlas Copco AB

Stockholm, Sweden, March 20, 2007: Thomas Leysen, member of the Board of Directors of Atlas Copco AB, has declined re-election.

The proposal of the nomination committee will be published on March 27, 2007. The Annual General Meeting of Atlas Copco AB will be held in Stockholm, Sweden, on Thursday, April 26, 2007.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2006, Atlas Copco had 25 900 employees and revenues of BSEK 51 (BEUR 5.6). Learn more at www.atlascopco.com.

END